Mail Stop 3561

May 29, 2008

William H. McGill Jr.
Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North
Suite 300
Clearwater, FL 33764

      Re: **MarineMax, Inc.**
                Form 10-K for the fiscal year ended September 30, 2007
                Filed December 11, 2007
                DEF 14A filed January 16, 2008
                File No. 1-14173

Dear Mr. McGill:

      We have reviewed your response letter dated May 2, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Otherwise, you should comply in all future filings, as applicable. Please confirm in writing that you will do so and explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

1. We reviewed your response to comment two in our letter dated April 4, 2008 and the proposed revisions to your disclosure. Please consider providing forward-looking information and quantifying the potential material effects of current economic conditions on revenues, operating results and cash flows.

Contractual Commitments and Commercial Commitments, page 48

2. We reviewed your response to comment four in our letter dated April 4, 2008 and the proposed revisions to your disclosure. Please quantify scheduled interest payments under your long-term debt agreements in footnote (1) to the table and disclose the basis for your computation of estimated interest payments. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 9A. Controls and Procedures, page 49

3. We reviewed your response to comment five in our letter dated April 4, 2008 and the proposed revisions to your disclosure. We re-issue our previous comment in part. You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that you record, process, summarize and report information required to be disclosed in quarterly reports filed under the Securities Exchange Act within the time periods specified in the Commission's rules and forms. Please revise to state, if true, that your chief executive officer and chief financial officer also concluded that your disclosure controls and procedures were effective to ensure information required to be disclosed by you in the _reports_ you file or submit under the Securities Exchange Act is accumulated and communicated to management, including your chief executive and financial officers, to allow timely decisions regarding required disclosures. Alternatively, you could revise to simply state that your chief executive officer and chief financial officer concluded disclosure controls and procedures are effective.

Item 11. Executive Compensation, page 11

Compensation Discussion and Analysis, page 6

4. We note your response to prior comment eight in our letter dated April 4, 2008. Please provide us with the disclosure that you would expect to provide in future filings regarding the quantitative criteria.

Employment Agreements, page 19

5. We note your response to prior comment 10 in our letter dated April 4, 2008. Please confirm that you will provide your response to this comment in future filings.

Certain Transactions, page 19

6. We note your response to prior comment 12 in our letter dated April 4, 2008. Please provide us with the disclosure that you would expect to provide in future filings regarding

the policies and procedures for the review, approval or ratification of the transactions described in this section.

Notes to Consolidated Financial Statements, page F-8

7. We reviewed your response to comment 16 in our letter dated April 4, 2008. We believe you should disclose revenues from external customers for each group of similar products and services for each year presented pursuant to paragraph 37 of SFAS 131. Please revise or advise.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any accounting-related questions may be directed to Anthony Watson, Staff Accountant at (202) 551-3318 or William Thompson, Branch Chief at (202) 551-3344. Questions on other disclosure issues may be directed to Mara L. Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 if you have any questions regarding your filing or this review.

Sincerely,

H. Christopher Owings
Assistant Director